UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2019

Commission File Number: 001-38607

ENDAVA PLC
(Name of Registrant)

125 Old Broad Street
London EC2N 1AR
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F   ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Enclosed hereto are copies of the following items in connection with Endava plc’s Annual General Meeting that will be held at the offices of Cooley (UK) LLP at 69 Old Broad Street, London EC2M 1QS on December 9, 2019 at 2.30 p.m. (Greenwich Mean Time).
The information contained in this Form 6-K, including Exhibits 99.1, 99.2, 99.3 and 99.4 is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.
EXHIBIT LIST

Exhibit	Description
99.1	Notice of Annual General Meeting
99.2	Form of Proxy
99.3	Depositary's Notice of Annual General Meeting
99.4	2019 Voting Instructions of holders of American Depositary Shares

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDAVA PLC

Date: November 6, 2019	By:	/s/ John Cotterell
Name: John Cotterell
Title: Chief Executive Officer